Schedule B

BAT Directors and Officers

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual's name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Luc Jobin (Chair)	Canada	Chair of BAT
Holly Keller Koeppel (Senior Independent Director)	U.S.A.	Non-Executive Director of BAT, Non-Executive Director of Shell plc, Non-Executive Director of Flutter Entertainment plc, and a Director of The AES Corporation and Core Natural Resources, Inc.
Tadeu Marroco (Chief Executive)	Brazil/United Kingdom	Chief Executive of BAT
Krishnan Anand (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT, Director of Wingstop Inc. and Chief Executive Officer of Igniting Business Growth LLC
Karen Guerra (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT and Independent Director of Société Bic S.A.
Uta Kemmerich-Keil (Non-Executive Director)	Germany	Non-Executive Director of BAT, Non-Executive Director of Beiersdorf AG, Klosterfrau Healthcare Group, and Schott AG, Director of Farco Pharma GmbH and Advisory Board Member of Röchling SE & Co KG
Véronique Laury (Non-Executive Director)	France	Non-Executive Director of BAT and Board member Inter IKEA Holding B.V., Eczacıbaşı Holding Company and Société Bic S.A.
Darrell Thomas (Non-Executive Director)	U.S.A	Non-Executive Director of BAT, Independent Director of Dorman Products Inc., Non-Executive Director of Scotia Holdings (US) Inc. and Vontier Corporation and Finance Committee member of Sojourner Family Peace Center Inc.
Serpil Timuray (Non-Executive Director)	Turkey/United Kingdom	Non-Executive Director of BAT, Founding Chair of Change the Face Alliance, Board member of World Economic Forum's Digital Leaders of Europe, Board member of World Turkish Business Council
Matthew Wright (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT, Non-Executive Director of Berry Bros. & Rudd Ltd, Chairman of Cripps Leadership Advisors, and Chair Designate and Senior Advisor of Movemeon
BAT's Management Board		
Luciano Comin	Italy, Argentina	Chief Marketing Officer
Syed Javed Iqbal	Pakistan	Interim Chief Financial Officer and Director, Digital and Information

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Zafar Khan	Pakistan	Director, Operations
Tadeu Marroco	Brazil/United Kingdom	Chief Executive
Johan Vandermeulen	Belgium	Chief Operating Officer
Kingsley Wheaton	United Kingdom	Chief Corporate Officer
Andrew James Barrett	United Kingdom	Director, Business Development
Dr Cora Koppe-Stahrenberg	Germany	Chief People Officer
Paul McCrory	United Kingdom	Director, Legal and General Counsel
Frederico Monteiro	Brazil	Regional Director, Americas & Europe
Dr James Murphy	Ireland	Director, Research & Science
David Waterfield	United Kingdom	President & CEO, Reynolds American Inc.
Pascale Meulemeester	Belgium	Regional Director, Asia-Pacific, Middle East and Africa

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Paul McCrory	United Kingdom	Director, Legal and General Counsel
Neil Arthur Wadey	United Kingdom	Group Head of Finance
Kingsley Wheaton	United Kingdom	Chief Corporate Officer

British American Tobacco (2012) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Booth	United Kingdom	Group Chief Accountant
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)
Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Booth	United Kingdom	Group Chief Accountant
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Justin James Smith	United Kingdom	Head of Corporate Treasury
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)
Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Paul McCrory	United Kingdom	Director, Legal and General Counsel
Neil Wadey	United Kingdom	Group Head of Finance
John Fry	United Kingdom	Group Head of Corporate Tax

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Caroline Ferland	Canada	Group Company Secretary
Neil Wadey	United Kingdom	Group Head of Finance
John Fry	United Kingdom	Group Head of Corporate Tax
Daniel Wong	United Kingdom	Group Head of Treasury

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Luciano Comin	Italy, Argentina	Chief Marketing Officer
Syed Javed Iqbal	Pakistan	Interim Chief Financial Officer and Director, Digital and Information

Zafar Khan	Pakistan	Director, Operations
Tadeu Marroco	Brazil/United Kingdom	Chief Executive
Johan Vandermeulen	Belgium	Chief Operating Officer
Kingsley Wheaton	United Kingdom	Chief Corporate Officer
Andrew James Barrett	United Kingdom	Director, Business Development
Dr Cora Koppe-Stahrenberg	Germany	Chief People Officer
Paul McCrory	United Kingdom	Director, Legal and General Counsel
Frederico Monteiro	Brazil	Regional Director, Americas & Europe
Dr James Murphy	Ireland	Director, Research & Science
David Waterfield	United Kingdom	President & CEO, Reynolds American Inc.
Pascale Meulemeester	Belgium	Regional Director, Asia-Pacific, Middle East and Africa

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
John Fry	United Kingdom	Group Head of Corporate Tax
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)
Daniel Wong	United Kingdom	Group Head of Treasury
Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alden H. Smith (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Timothy N. Derr (Secretary and Director) 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805	U.S.A.	Transaction Manager of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services

Anthony B. Petitt (President and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Craig Harris (Vice President and Director)	United Kingdom	Assistant General Counsel – Corporate & Commercial Legal
David Booth (Vice President and Director)	United Kingdom	Group Chief Accountant
Javier F. Suarez (Vice President – Tax) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Steven W. Coppock (Treasurer) Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808	U.S.A.	Accounting Manager of Gunnip & Company LLP, whose business address is Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808, and whose principal business is the provision of accounting and corporate consulting services
Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

BT DE Investments Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Adin Trbonja (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President & Deputy General Counsel of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Andrew James Barrett (Director)	United Kingdom	Director, Business Development
Neil Arthur Wadey (Director)	United Kingdom	Group Head of Treasury
Elaine Round (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Scientific & Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Anthony B. Petitt (Vice President & Assistant Treasurer and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Natalie Bucceri (President)	United Kingdom	Category Head, Cannabis
Annie Goman (Vice President)	United Kingdom	Managing Director, Btomorrow Ventures
Chris Voelker (General Counsel)	United Kingdom	Head of Legal, Beyond Nicotine
Juan Palacios (Vice President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Business Development of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
William J. Conlin IV (Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Counsel – Commercial/Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jonathan Sharp (Treasurer) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Director – Finance of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Javier F. Suarez (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Alden H. Smith (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101